UBA

82-4804

**United Bank For Africa Plc**
**UBA House,** 57 Marina,
P.O. Box 2406, Lagos.
**Tel:** 2644651 – 700, 2642248 – 9, 2642269
**Fax:** 2644708
**Telex Nos.:** 28493, 28496, 28489 & 28490
**Cable:** MINDO BANK
www.ubaplc.com

**LEGAL SERVICES DIVISION**

03007226

**CS/GDR/0069/2003** **February 28, 2003**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

SUPPL

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

**Dear Sirs,**

**RE: UNITED BANK FOR AFRICA PLC**
**GDR PROGRAMME FILE NO. 82 - 4804**

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of returns made by the Bank to the Corporate Affairs Commission on the first Monday in February 2003 pursuant to Section 636(1) of the Companies and Allied Matters Act 1990.

2. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the nine months ended December 31, 2002 sent to the Nigerian Stock Exchange for presentation to market operators.

**Yours faithfully**
**per pro: UNITED BANK FOR AFRICA PLC**

B. X. Okagbue

**PROF. ISABELLA OKAGBUE**
**COMPANY SECRETARY / LEGAL ADVISER**

3/11



RC: 2457

82-4804

# UNITED BANK FOR AFRICA PLC

RC. 2457

**LEGAL SERVICES DIVISION**
UBA House, 57 Marina, P.O. Box 2406, Lagos.
Tel: 2644651 - 700, 2642248 - 9, 2642269 Fax: 2644708
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

**CS/CAC/0030/2003** **January 31, 2003**

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

Dear Sir,

**RE: COMPLIANCE WITH SECTION 636(1)**
**FILING OF STATUTORY RETURNS**

We forward herewith for filing information in respect of Schedule 14 as per the provisions of Section 636(1) of the Companies and Allied Matters Act 1990 as at January 1, 2003.

Thanks for your co-operation.

**Yours faithfully,**
**per pro: UNITED BANK FOR AFRICA PLC**

B.E. Okagbue

**PROF. ISABELLA OKAGBUE**
**COMPANY SECRETARY/LEGAL ADVISER**

UNITED BANK FOR AFRICA PLC. RC:2457

COMPLIANCE WITH SECTION 636 (1) OF THE

COMPANIES AND ALLIED MATTERS ACT. 1990

## SCHEDULE 14

The share capital is N2,000,000,000 divided into 4,000,000,000 shares of 50k each.

*The number of shares issued* is 2,550,000,000
Calls to the amount of 50k per share have been made under which the sum of N1,275,000,000 has been received.

The liabilities of the company on the first day of January 2003 were-

Debt owing to sundry persons by the company:-

On Judgement N ..............................................

On Specialty N ..............................................

On Notes or Bills N ..............................................

On Simple Contracts, Borrowing from non Banks N ..............................................

On Estimated Liabilities N ..............................................

The Assets of the Company on that day were:

| GOVERNMENT SECURITIES (As at 31st December 2002) | N'000 |
|---|---|
| Treasury Bills | 43,452,595 |
| CBN Certificates | 0 |
| Par Bonds ( Federal Government Debt Refinancing) | 0 |
| Stabilisation Securities | 0 |
| | 43,452,595 |

| CASH AT BANKERS | |
|---|---|
| Cash | 3,685,132 |
| Balance with and cheques in the course of collection on other banks (in Nigeria and abroad)** | 59,854,464 |
| Money at call with other banks ( in Nigeria and abroad) | 0 |
| Negotiable certificate of deposit | 0 |
| | 63,539,596 |

** Included in the Balances with and Cheques in the course of collection on other banks (in Nigeria and abroad) are:CBN cash Reserve Account =N=7,597,084,000 and CBN Current A/C =N=325,655,000.

DATED THE 21ST DAY OF JANUARY, 2003

DIRECTOR

B. E. Ougbne
COMPANY SECRETARY

82 - 4804

**CS/NSE.Vol. III/0039/2003** **February 13, 2003**

RECEIVED
14 FEB 2003
THE NIGERIAN STOCK EXCHANGE

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Sir,

**RE: UBA PLC UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 31ST DECEMBER 2002**

In compliance with the listing requirements of the Nigerian Stock Exchange we enclose herewith UBA's unaudited results for the nine months ended 31st December, 2002.

Kindly acknowledge receipt on the attached copy of this letter.

**Yours faithfully,**
**per pro: UNITED BANK FOR AFRICA PLC**

B. E. Okagbue

**ISABELLA OKAGBUE**
**COMPANY SECRETARY / LEGAL ADVISER**

**cc:** Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4, Customs Street
Lagos.

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 236 branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the nine-month ended 31 December 2002 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability. Head Office: UBA House 57 Marina, Lagos, Nigeria. Web site: www.ubagroup.com

# Nine-month Results

| | GROUP | | |
|---|---|---|---|
| **NINE-MONTHS TO** (Unaudited) | **31 December 2002** | **31 December 2001** | **% Change** |
| | **₦ million** | **₦ million** | |
| Cash & Short Term Funds | 61,176 | 45,050 | '36% |
| Placements & investments | 57,302 | 72,568 | -21% |
| Loans & Advances | 38,908 | 29,952 | 30% |
| Other Assets | 33,874 | 19,134 | 77% |
| Fixed Assets | 5,059 | 4,761 | 6% |
| **Total Assets** | **196,318** | **171,466** | **14%** |
| | | | |
| Deposits | 116,132 | 114,258 | 2% |
| Other Liabilities | 66,421 | 46,185 | 44% |
| Shareholders' Funds | 13,765 | 11,023 | 25% |
| **Total Liabilities & Shareholders' Funds** | **196,318** | **171,466** | **14%** |
| **Contingent Obligations** | **42,344** | **41,746** | **1%** |
| | | | |
| **Gross revenues** | **19,143** | **17,704** | **8%** |
| Profit before tax | 4,184 | 2,763 | 51% |
| Less: Taxation | 1,046 | 811 | 22% |
| **Profit after tax** | **3,138** | **1,952** | **64%** |
| | | | |
| Capital Adequacy Ratio | 14% | 15% | -1% |
| Return on assets | 2.3% | 1.6% | 0.6% |
| Return on equity | 35% | 28% | 7% |
| Earnings per share | ₦ 1.64 | ₦1.53 | 7% |

Note: Comparative figures have been reclassified in line with the current year's position.

***"Our focus is increasingly on efficiency, and not mere growth in size. We believe this approach will better serve our customers, employees and shareholders in the long run...."***

**Chairman's address, 2002 Annual General Meeting**

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2003.

**By order of the Board**

B. K. Okagbue

Isabella Okagbue
Company Secretary
10 February 2002

United Bank for Africa Plc
The wise choice in banking

UBA